UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Connect Biopharma Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

207523101**

(CUSIP Number)

James Huang

Panacea Venture

No. 5, Lane 1350, Fuxing Middle Road

Xuhui District, Shanghai

China 200031

(86-21) 6176-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares of the Issuer (“Ordinary Shares”). CUSIP number 207523101 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 207523101	13D	Page 1 of 7 pages

1	Names of Reporting Persons Panacea Innovation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,410,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,410,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person CO

CUSIP No. 207523101	13D	Page 2 of 7 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,410,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,410,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person PN

CUSIP No. 207523101	13D	Page 3 of 7 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund II GP Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,410,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,410,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person CO

CUSIP No. 207523101	13D	Page 4 of 7 pages

1	Names of Reporting Persons James Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,410,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,410,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person IN

CUSIP No. 207523101	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 13, 2024 (as amended to date, the “Schedule 13D”), relating to the Ordinary Shares, par value $0.000174 per share (the “Ordinary Shares”) of Connect Biopharma Holdings Limited (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From March 15, 2024 through June 28, 2024, Panacea Venture Healthcare Fund II, L.P. purchased 1.41 million American Depositary Shares (each representing one Ordinary Share) in a series of open market transactions at a weighted average price of $1.5303 per American Depositary Share. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 55,102,954 Ordinary Shares outstanding as of December 31, 2023, as disclosed in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 16, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Panacea Innovation Limited	13,410,000	24.3%	0	13,410,000	0	13,410,000
Panacea Venture Healthcare Fund II, L.P.	13,410,000	24.3%	0	13,410,000	0	13,410,000
Panacea Venture Healthcare Fund II GP Company, Ltd.	13,410,000	24.3%	0	13,410,000	0	13,410,000
James Huang	13,410,000	24.3%	0	13,410,000	0	13,410,000

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.

CUSIP No. 207523101	13D	Page 6 of 7 pages

(c)

During the past 60 days, Panacea Venture Healthcare Fund II, L.P. purchased 1,390,000 American Depositary Shares (each representing one Ordinary Share) in open market transactions on the Nasdaq Global Market. Details by date, listing the number of American Depositary Shares acquired and the weighted average price per share for transactions that were effected during the past sixty days are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
May 14, 2024	100,000	$1.8675
May 17, 2024	2,000	$1.7594
May 23, 2024	28,000	$1.7061
May 24, 2024	30,000	$1.7418
May 28, 2024	16,000	$1.6893
May 31, 2024	34,000	$1.6768
June 7, 2024	71,000	$1.8172
June 10, 2024	39,000	$1.9558
June 11, 2024	110,000	$1.8997
June 20, 2024	30,000	$1.5753
June 21, 2024	20,000	$1.4400
June 27, 2024	200,000	$1.3000
June 28, 2024	710,000	$1.4213

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 207523101	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2024

Panacea Innovation Limited

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund II, L.P.
By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner
By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund II GP Company, Ltd.
By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

James Huang

/s/ James Huang